SERIES A-2 PREFERRED UNIT SUBSCRIPTION AGREEMENT

THIS SERIES A-2 PREFERRED UNIT SUBSCRIPTION AGREEMENT (this "Agreement"), is made on _____[EFFECTIVE DATE]_____ between Hopster's LLC, a Massachusetts limited liability company (the "Company") and each purchaser listed on a signature page hereto (each a "Purchaser" and together the "Purchasers").

The parties hereby agree as follows:

1.   Purchase and Sale of Series A-2 Preferred Units.

    1.1   *Sale and Issuance of Series Preferred A-2 Units via Wefunder.* Subject to the terms and conditions of this Agreement, the Wefunder Investor Agreement, Title III of the JOBS Act of 2012 and Securities and Exchange Commission Regulation Crowdfunding rules ("Crowdfunding Rules"), each Purchaser agrees to purchase at the Closing and, if not rejected, the Company agrees to sell and issue to each Purchaser at the Closing that number of Series A-2 Preferred Units (the "Series A-2 Units"), set forth opposite such Purchaser's name on his or her signature page hereto, at a purchase price of $500.00 per unit. The Series A-2 Units issued to the Purchasers pursuant to this Agreement shall be referred to in this Agreement as the "Units."

    1.2   *Closing; Delivery.*

        (a)   The initial purchase and sale of the Units shall take place remotely via the exchange of documents and signatures, on the www.wefunder.com platform ("Wefunder Platform") at such other time as the Company and the Purchasers mutually agree upon via the Wefunder Platform in accordance with Crowdfunding Rules regulating the time and date for such closing (which time is designated as the "Initial Closing"); provided; however, that if the Purchasers do not deliver to escrow an aggregate amount of the Purchase Price of not less than $300,000.00 ("Minimum Offering Amount") by _[EFFECTIVE DATE]_____ (the "Offer Closing Date"), this Agreement shall be terminated and be of no further force or effect. For the avoidance of doubt, an Initial Closing may take place at any time 45 days after Units are offered through the Wefunder Platform and before the Offer Closing Date. Nothing in this agreement shall prevent the Company from selling up to $1,000,000.00 of Units in connection with this Agreement under Crowdfunding Rules and under Subsection 1.3 ("Maximum Offering Amount"); provided that no Units will be sold after the Offer Closing Date. In the event there is more than one closing, the term "Closing" shall apply to each such closing unless otherwise specified.

        (b)   Following a reasonable time after each Closing, the Company shall update Exhibit A to the Company's Amended and Restated Limited Liability Company Operating Agreement (the "Operating Agreement") to reflect the Units purchased by the Purchasers pursuant to this Agreement.

    1.3   *Sale of Additional Units Beyond the Minimum Offering Amount of Series A-2 Preferred Units; Oversubscription.*

        (a)   If the Minimum Offering Amount is exceeded prior to the Offer Closing Date, the Company may sell up to the Maximum Offering Amount equaling a total of 2,000 Units.

(b)   The Company shall retain its right under the Wefunder Investor Agreement to refuse to sell Units to Purchasers for any reason or no reason. To the extent that there exists an oversubscription for the Maximum Offering Amount, the Company shall, in its sole discretion, select which investors will be accepted as Purchasers.

2.   <u>Representations and Warranties of the Company</u>. The Company's representations and warranties are exclusively limited to the contents of its Form C filed with the Securities and Exchange Commission and posted on the Wefunder Platform. The Company makes no other representations and warranties.

3.   <u>Representations and Warranties of the Purchasers</u>. Each Purchaser hereby represents and warrants to the Company, severally and not jointly, that:

3.1   *Authorization.* The Purchaser has full power and authority to enter into this Agreement, the Operating Agreement and the Wefunder Investor Agreement. The agreements to which the Purchaser is a party, when executed and delivered by the Purchaser, will constitute valid and legally binding obligations of the Purchaser, enforceable in accordance with their terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and any other laws of general application affecting enforcement of creditors' rights generally, and as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies

3.2   *Purchase Entirely for Own Account.* This Agreement is made with the Purchaser in reliance upon the Purchaser's representation to the Company, which by the Purchaser's execution of this Agreement, the Purchaser hereby confirms, that the Units to be acquired by the Purchaser will be acquired for investment for the Purchaser's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that the Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the same. By executing this Agreement, the Purchaser further represents that the Purchaser does not presently have any contract, undertaking, agreement or arrangement with any Person to sell, transfer or grant participations rights to such Person or to any third Person, with respect to any of the Units.

3.3   *Restricted Securities.* The Purchaser understands that the Units have not been, and will not be, registered under the Securities Act of 1933, as amended (the "Securities Act"), by reason of a specific exemption from the registration provisions of the Securities Act. The Purchaser understands that the Units are "restricted securities" under applicable U.S. federal and state securities laws and that, pursuant to these laws, the Purchaser must hold the Units indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities, or an exemption from such registration and qualification requirements is available. The Purchaser acknowledges that the Company has no obligation to register or qualify the Units.

3.4   *No Public Market; Transfer Restrictions.* The Purchaser understands that no public market now exists for the Units, and that the Company has made no assurances that a public market will ever exist for the Units. The Purchaser understands and agrees that he or she will not sell or otherwise transfer any Units or any interest therein except in compliance with the applicable provisions of the Operating Agreement and, if requested by the Company, the Purchaser provides the Company with an opinion of counsel which is satisfactory to the Company (both as to the issuer of the opinion and the form and substance thereof) in the exercise of its reasonable discretion that the Units may be transferred in reliance on an applicable exemption from the registration requirements of the Securities Act and any other applicable securities laws.

3.5   *Survival.* All representations and warranties contained herein shall survive the execution and delivery of this Agreement and the Closing hereunder.

4.   <u>Operating Agreement</u>. Concurrently with the execution of this Agreement, each Purchaser will deliver to the Company an executed counterpart signature page to the Operating Agreement.

5.   <u>Miscellaneous</u>.

5.1   *Successors and Assigns.* The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

5.2   *Governing Law.* This Agreement shall be governed by the internal law of the Commonwealth of Massachusetts, without giving effect to any choice or conflict of law provision or rule.

5.3   *Counterparts.* This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

5.4   *Titles and Subtitles.* The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

5.5   *Severability.* The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

5.6   *Delays or Omissions.* No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

5.7   *Entire Agreement.* This Agreement, the Wefunder Investor Agreement, the Operating Agreement and the Company's Form C constitute the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties are expressly canceled.

5.8   *Amendment and Modification.* This Agreement may only be amended, modified or supplemented by an agreement in writing signed by each party hereto.

5.9   *Notices.* All notices, requests, consents, claims, demands, waivers and other communications hereunder (each, a "Notice") shall be in writing and addressed to the Company. Such communications must be sent to the respective parties at the following addresses:

If to Company:

Hopster's LLC
292 Center Street
Newton, MA 02458

(or at such other address as Company shall specify in a notice given in accordance with this Section 5.9);

If to Holder: at the office of Wefunder, Inc. c/o Lender, [INVESTOR NAME]_____ (or at such other address as Holder shall specify in a notice given in accordance with this Section 5.9).

All Notices shall be delivered by personal delivery, nationally recognized overnight courier (with all fees pre-paid), facsimile or e-mail of a document (with confirmation of transmission) or certified or registered mail (in each case, return receipt requested, postage prepaid). Except as otherwise provided in this Agreement, a Notice is effective only if the party giving the Notice has complied with the requirements of this Section 5.9.

5.10   *Jurisdiction.* The parties consents to the jurisdiction of any state of federal court of competent jurisdiction located within the Commonwealth of Massachusetts and no other place and irrevocable agrees that all actions or proceedings relating to this Agreement may be litigated in such courts. Each Purchaser and the Company accepts for itself and himself or herself and in connection its and his or her respective properties, generally and unconditionally, the exclusive jurisdiction of the aforesaid courts and waives any defense of forum non conveniens, and irrevocable agrees to be bound by any judgment rendered thereby in connection with this Agreement. Each Purchaser and the Company further irrevocably consents to the service of process out of any of the aforementioned courts in the manner and at the address specified in Section 5.9.

5.11   *WAIVER OF JURY TRIAL.* EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BEALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS

TRANSACTION , INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS . EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

[signature page follow]

HOPSTER'S LLC
SIGNATURE PAGE TO
SUBSCRIPTION AGREEMENT

The undersigned, desiring to purchase the Units of Hopster's LLC (the "<u>Company</u>"), by executing this Signature Page, hereby adopts and agrees to all of the terms, conditions and representations applicable to the undersigned in the Subscription Agreement and further authorizes the Company to attach this Signature Page to the Subscription Agreement in order to make the undersigned a party to such agreement.

I subscribe for __[SHARES]_____ Series Preferred A-2 Units of the Company for the aggregate purchase price of $__[AMOUNT]_____.

[signature page continues]

COMPANY:

Hopster's LLC, a Massachusetts limited liability company

Founder Signature

Name: Karen Cooper

Title: Owner

Read and Approved (For IRA Use Only):   **PURCHASER:**

By: _____   By: _____*Investor Signature*_____

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Purchaser is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. The Purchaser is a resident of the state set forth herein.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[   ] Not Accredited